Ancora Catalyst Institutional, LP
c/o Ancora Alternatives LLC
6060 Parkland Blvd, Suite 200
Cleveland, Ohio 44124

February 17, 2025

BY EMAIL AND OVERNIGHT MAIL

United States Steel Corporation
600 Grant Street, Suite 1844
Pittsburgh, PA 15219
Attn: Megan A. Bombick
Associate General Counsel, Securities & Corporate Secretary

Dear Ms. Bombick:

Ancora Catalyst Institutional, LP, a Delaware limited partnership (along with certain affiliates, "Ancora" or the "Stockholder"), is a record holder of shares of common stock, par value $1.00 per share (the "Common Stock"), of United States Steel Corporation ("U.S. Steel" or the "Company"). Pursuant to Section 220 of the Delaware General Corporation Law ("DGCL"), Ancora hereby demands that the Company allow Ancora to inspect the books, records, and documents described below. A notarized and sworn power of attorney appointing Olshan Frome Wolosky LLP to act on behalf of Ancora is attached hereto as Exhibit A.

Through this demand, Ancora seeks to investigate potential wrongdoing in connection with two issues: (1) the Company's futile suit, filed to resurrect the failed merger (the "Merger") pursuant to the Agreement and Plan of Merger between and among Nippon Steel North America, Inc., its wholly-owned subsidiary 2023 Merger Subsidiary, Inc., and Nippon Steel Corporation (together, "Nippon"), and U.S. Steel, dated December 18, 2023 (the "Merger Agreement"); and (2) actions of corporate fiduciaries in connection with the unusual trading plan of the Company's CEO, David B. Burritt ("Burritt").

As detailed below, Ancora believes that the Company's decision to file suit in the Court of Appeals for the D.C. Circuit challenging the January 3, 2025, executive order from President Biden (the "Petition for Review"), prohibiting the Merger, which ended the CFIUS process, may violate the Board's fiduciary duties. The Petition for Review wastes significant corporate resources in a futile effort to pursue the Merger, which is not required by the Merger Agreement and appears to be motivated by the self-interest of the sitting Board ahead of the 2025 annual meeting of stockholders (the "2025 Annual Meeting"). The Board's failure to terminate the Merger Agreement in accordance with its terms and seek payment of the $565 million termination fee from Nippon is disappointing but perhaps not surprising given that insiders, including the Board, stand to receive collectively a total of $196.8 million in golden parachute payments in the event that the Nippon deal is consummated. Indeed, the course of events raises questions as to management and the Board's motives, including whether they have undisclosed conflicts of interest.

Ancora also has reason to suspect that Mr. Burritt sought to trade on material nonpublic information when he, with the help of the Company, implemented a 10b5-1 trading plan in or after June 2023 providing that his stock would be sold if the market price for the Company's stock exceeded $49.87. At the time the plan was instituted, U.S. Steel's stock price was trading at $22.63 per share, and had not exceeded $49.00 for more than twelve years. But critically, the Company had already begun receiving interest in a take-private deal, which positioned the Company for a significant jump in its stock price. This predictable stock jump occurred soon thereafter, allowing Mr. Burritt to profit by over $12.6 million.

Through this Demand, Ancora seeks to:

(i)   investigate potential wrongdoing in connection with (i) whether the directors and officers of the Company have breached their fiduciary duties to the Company and its stockholders with respect to its waste of corporate resources and potentially disloyal pursuit of the Merger and (ii) committing or assisting in the commission of insider trading;

(ii)   investigate whether the Board is violating its duty of loyalty by taking actions to improperly entrench itself ahead of the 2025 Annual Meeting;

(iii)   assess whether to take action in response to the results of the investigation, including potential litigation; and

(iv)   to communicate with other Company stockholders regarding matters relating to their interests as stockholders and as to each of the above topics, so that stockholders may effectively address any mismanagement, improper conduct or breach of fiduciary duties.

Factual Background and Basis for this Demand

I.   Relevant Background

The Merger Between U.S. Steel and Nippon Fails to Obtain CFIUS Approval

U.S. Steel is a leading steel manufacturer founded in 1901. U.S. Steel provides steel products for the automotive, construction, appliance, energy, containers, and packaging industries. The Company also maintains advanced iron ore production and has an annual raw steelmaking capability of 25.4 million net tons. U.S. Steel is headquartered in Pittsburgh, Pennsylvania, with operations across the United States and in Central Europe.

On December 18, 2023, the Company entered the Merger Agreement with Nippon, pursuant to which Nippon would purchase the Company for $14.9 billion, with each share of US Steel common stock converted to $55.00 in cash, without interest, subject to tax withholding. The Merger has faced immediate bipartisan criticism in the United States, with both Presidents Biden and Trump and Vice President Harris announcing disapproval of the transaction while campaigning in the 2024 Presidential election.

On December 23, 2024, CFIUS notified President Biden by letter that it was unable to reach a conclusive decision about whether Nippon should be permitted to acquire U.S. Steel, referring the final decision to President Biden. On January 3, 2025, President Biden issued an executive order prohibiting the Merger on national security grounds.

U.S. Steel Files a Gratuitous and Futile Suit in the D.C. Circuit

On January 6, 2025, the Company, Nippon and U.S. Steel jointly filed a lawsuit in the United States Court of Appeals for the District of Columbia Circuit, challenging President Biden's executive order and the CFIUS process as violating the Company's constitutional due process rights (the "Petition for Review").

U.S. Steel pursued this expensive litigation strategy even though it was not required to do so by the Merger Agreement and despite the fact that executive orders are not appealable under the relevant statute.

Section 6.7 of the Merger Agreement sets forth the Best Efforts required of the parties to the agreement, which includes reasonable best efforts to, amongst other things, take all actions necessary, proper, or advisable under the applicable laws to consummate the transaction contemplated in the Merger Agreement. As the Merger Proxy advises, that includes using "reasonable best efforts" to obtain all necessary waivers, consents, clearances, and approvals from regulatory authorities prior to the End Date.

While Provision 6.7(h) requires that Nippon and U.S. Steel work together jointly to make submissions requested by CFIUS and cooperate with "resolving any investigation or other inquiry of any Governmental Entity under Section 721," and Provision 6.7(i) requires that Nippon take "all action necessary to receive CFIUS Approval," the Merger Agreement does not require U.S. Steel to assist Nippon by filing the Petition for Review.

This is because the best efforts required under Section 6.7(a) are only those that are "necessary, proper, or advisable under the applicable laws[.]" The President's Executive Orders are not "appealable" as violative of the relevant CFIUS implementing statutes and seeking to overturn a Presidential Executive Order that was issued on national security grounds is not necessary, proper or advisable, and is almost certainly going to be futile. A decision is extremely unlikely to issue from the D.C. Circuit in this case before mid-May. In the exceedingly unlikely scenario that the D.C. Circuit grants remand to CFIUS, the CFIUS process would have to begin anew. The prior CFIUS process began in March 2024, with CFIUS' investigation occurring between May 9, 2024, and December 23, 2024. The CFIUS process could once again take months and drag out well beyond the End Date in the Merger Agreement, if not result in an outright denial. Moreover, President Trump has consistently messaged—as recently as last week—his opposition to a foreign takeover of U.S. Steel: on February 7, 2025, President Trump stated, "the concept [of the Merger], psychologically, was not good" and remarked that Nippon would consider an investment in US Steel "as opposed to own[ing] it[.]"

There is thus virtually no possibility that CFIUS will grant approval before the End Date for the Merger Agreement of June 18, 2024. As the Company is well aware, obtaining CFIUS

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Approval is a closing condition of the Merger that cannot be waived. The D. Petition for Review is by any and all objective measure unreasonable, unnecessary, and an unadvisable waste of stockholder dollars spent on futile litigation, thus raising serious questions about the Company's decision to file and continue to pursue the D Petition for Review, and whether the Company's Board and officers have their fiduciary duties in doing so.

II.   U.S. Steel Board Engages in Self-Interested and Entrenching Conduct With Circuit Court Suit

Given that the Petition for Review is gratuitous and futile, Ancora has a credible basis to suspect that U.S. Steel's Board and management have elected to continue to pursue this expensive and meritless litigation strategy for improper self-interest reasons. As the Company well knows, on January 26, 2025, Ancora nominated nine director candidates for election to U.S. Steel's Board at the 2025 Annual Meeting, including Alan Kestenbaum, a proposed new CEO of the Company. Ancora's public campaign in support of its Board candidates and CEO candidate has focused on criticism of the Merger, referring to it as an "extremely poor decision" that has "kept U.S. Steel in a corroded state" according to its public letter to the Board dated January 27, 2025.

Acknowledging the failure of the Merger would mean that the Board must acknowledge its incompetence and the incompetence of its CEO, Mr. Burritt, an unattractive prospect in any case, but especially so now that Ancora has publicly offered stockholders an alternative. The Company's disappointing operational and financial results speak for themselves, and they tell the story of a Board and CEO who have neglected the running of the business in favor of pursuing a transaction that any clear-eyed analysis should have revealed was doomed from the start.

The Board and its management team thus have a very powerful conflicted and entrenching motivation to fool stockholders into thinking that the Merger is not futile, and to keep stockholders on their side with these false promises. The Company stockholders who voted to approve the Merger on April 12, 2024 and still hold their shares, and the merger arbitrage holders looking for a quick return, are being fed false hope by the Company that the Merger may still be approved. So long as those stockholders believe they may still receive a premium for their shares upon the consummation of the Merger, they have a reason to continue to hold their stock and to continue to support the Company's incumbent Board and management who (falsely) promise to close the Merger and provide this premium.

There is a credible basis to believe the Board realized that terminating the Merger Agreement would be an admission to the world of something that it – and Burritt – already know, which was that the Merger would be, and arguably always had been, a fool's errand. They have decided not to terminate the agreement and to continue litigating the Petition for Review to avoid looking like what they are: sitting ducks who have steered U.S. Steel into untenable shallows. This is an image the current Board can ill afford in the face of Ancora's challenge; and so the Board and management have elected instead to continue to pursue the futile litigation – at enormous expense and distraction to the Company and its stockholders even after President Trump made clear on February 7, 2025 that the Merger was even more untenable than it already was.

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By continuing to litigate this losing battle, the Board dangles the carrot of a future merger premium in front of stockholders who might otherwise look to refresh the Board but may refrain from doing so out of a false belief – narrated to them by the incumbent Board – that consummation of the Merger, brokered by the current Board, is possible. So long as the litigation remains pending, the Company can sell a story to the market in which the Common Stock offers upside to stockholders that does not depend on improvements to the Company's finances and operations, but only its success in court. Once that false promise has vanished, there is no record behind which the Board and its CEO can stand and no further defense to the long series of distractions and failures that Ancora's slate and CEO candidate Mr. Kestenbaum have pledged to reverse. It will become clear to the market that a new Board must come in to right the ship.

Moreover, the Board is further self-motivated to try to resurrect the doomed deal because insiders, including the Board, stand to receive collectively a total of $196.8 million in the impossible scenario in which the President and CFIUS reverse their determinations and allow the Merger to proceed. In continuing to litigate the Petition for Review, the Board wastes money and resources in the desperate hope that Merger will land them significant personal benefits. Stockholders, however, continue to suffer while the Company wastes capital in court and distracts its directors and senior executives from the running of the business, while the Board uses those stockholders' funds to erect a defensive shield of false promises around themselves against outside challengers, hoping, it appears, to shelter in place while waiting for a miracle to allow them to depart with heavier pockets.

III.   Burritt May Have Engaged in Insider Trading

Mr. Burritt's trading in relation to merger discussions poses another concerning matter for investigation. Previously sued in 2019 for potential insider trading in connection with a suspiciously well-timed 10b5-1 plan, Mr. Burritt has continued to use 10b5-1 plans in a concerning manner.

In a 10-Q filed in late July 2023, U.S. Steel disclosed that on June 6, 2023, Burritt had adopted a Rule 10b5-1 plan to sell up to 252,248 shares from September 8, 2023, until May 31, 2024, provided the sale price is at least $49.87 per share. Rule 10b5-1 does not require, and it is highly unusual for insiders to disclose the minimum price threshold relating to their 10b5-1 plans. (Some may interpret the move as valuation signaling to potential buyers, including Nippon.)

By the time the Company announced the $55.00 per share cash deal on December 18, 2023, Burritt had sold all of his pre-marked shares at an average price of $50.01, receiving $12.6 million.

As disclosed in the Merger Proxy, on March 16, 2023, U.S. Steel entered into a confidentiality agreement with a company that was interested in a transaction relating to certain of U.S. Steel's North American assets, which the Merger Proxy referred to as "Company A." In March, U.S. Steel informed Company A that after carefully considering the proposal, it concluded it was not in the best interests of U.S. Steel.

However, the Merger Proxy states that on June 20, 2023, just two weeks after Burritt put his 10b5-1 plan in place, a representative of Company A reached out to the Company to discuss a

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revised proposal. That same day, another set of buyers referred to by the Merger Proxy as "Consortium B" proposed to buy certain segments of U.S. Steel for $3.45 billion in cash, which was delivered in writing on June 30, 2023.

By July 13, 2023, Company A had informed Burritt and other members of U.S. Steel that it planned to deliver an all-cash offer to acquire all outstanding shares of U.S. Steel common stock, which bid was received on July 19, 2023, and which proposed a price of $31.50 per share. After U.S. Steel then announced it was conducting a strategic alternatives review process, in August 2023, more than 19 counterparties were contacted, including Nippon. In the bidding war that followed, even as late as December 2023, five bidders had submitted proposals—including Company A and Consortium B. By December 15, 2023, one Company had submitted a value of $54.00 per share in half cash and half stock, which Nippon defeated with its bid of $55.00 per share in cash.

It is reasonable to suspect that as early as June 2023, or possibly earlier, Burritt had reason to know that U.S. Steel was undervalued by the market. That both Company A and Consortium B came with unsolicited proposals to buy or transact with significant U.S. Steel assets strongly indicate that Burritt would have known that that a strategic process was forthcoming, and might have even known that the value of the Company was more than twice the market price of $22 dollars. The period of time during which the trades would occur, from September 2023 through April 2024, also indicates that he was contemplating trades that would be made after a merger is announced but before it closed. By June 6, 2023, Burritt had already engaged with Company A in discussing its proposal, which process likely underscored or highlighted the commercial value of certain of U.S. Steel assets.

Under Rule 10b5-1(c)(1)(ii), the affirmative defense of Rule 10b5-1 is only available if the trading arrangement was entered into before the person became aware of material nonpublic information, and it was entered into "in good faith and not as part of a plan or scheme to evade the prohibitions" of the rule. Even trading that occurs pursuant to a 10b5-1 plan will constitute insider trading if established when the insider is trading on material nonpublic information.

As relevant here, the ill-gotten gains of insider trading are subject to "Brophy" claims by stockholders. Ancora seeks to investigate what Burritt knew at the time he set up the 10b5-1 plan, as well as who at the Company assisted him and whether the Board was aware of his plans to trade.

The Demand for Books and Records

Under DGCL Section 220(b), a stockholder of a company may demand review and inspection of a company's books and records upon a showing of a "proper purpose." 8 *Del. C.* § 220(b). Under 8 *Del. C.* § 220(b)(2), a "proper purpose is a purpose reasonably related to such person's interest as a stockholder." *AmerisourceBergen Corp. v. Lebanon Cnty. Employees' Ret. Fund*, 243 A.3d 417, 425 (Del. 2020). It is well established that a stockholder's desire to investigate wrongdoing or mismanagement is a "proper purpose" for a books and records demand. *The Employees' Retirement System of Rhode Island v. Paramount Global*, No. 2024-0457-SEM, 2025 WL 324227 (Del. Ch. Jan. 29, 2025); *see also Melzer v. CNET Networks, Inc.*, 934 A.2d 912, 917 (Del. Ch. 2007) ("There is no shortage of proper purposes under Delaware law, but perhaps the most common 'proper purpose' is the desire to investigate potential corporate mismanagement, wrongdoing or waste.") (internal quotation marks and citations omitted); *Amalgamated Bank v. UICI*, 2005 WL 1377432, at *4 (Del. Ch. June 2, 2005) (finding that inspection of a corporation's books and records related to a stockholder's investigation of potential breaches of fiduciary duty was allowed as that was a "proper purpose"); *see also Seinfeld v. Verizon Commc'ns Inc.*, 909 A.2d 117, 121 (Del. 2006) (*citing Nodana Petroleum Corp. v. State ex rel. Brennan*, 123 A.2d 243, 246 (Del. 1956)). Investigating mismanagement is proper "because where the allegations of mismanagement prove meritorious, investigation furthers the interest of all stockholders and should increase stockholder return." *Id.* (*citing Saito v. McKesson HBOC, Inc.*, 806 A.2d 113, 115 (Del. 2002)).

Of note, Delaware law only requires a showing of a "credible basis" of the possibility of wrongdoing when seeking books and records. *Thomas & Betts Corp. v. Leviton Mfg. Co., Inc.*, 681 A.2d 1026, 1031 (Del. 1996). Credible basis is the "lowest possible burden of proof"; a "stockholder need not show that corporate wrongdoing or mismanagement has occurred in fact, but rather the 'threshold may be satisfied by a credible showing, through documents, logic, testimony or otherwise, that there are legitimate issues of wrongdoing.'" *AmerisourceBergen Corp. v. Lebanon County Employees' Ret. Fund*, 243 A.3d 417, 426-27 (Del. 2020). Moreover, "[a] demand does not have to articulate a specific legal theory. A demand has to explain why the stockholder has a credible basis to suspect wrongdoing." *The Employees' Retirement System of Rhode Island v. Paramount Global*, C.A. No. 2024-0457-SEM (Del. Ch. Jan. 2025).

Here, there is a credible basis to suspect wrongdoing when the Demand seeks to investigate (1) whether the Company filed its futile Petition for Review as theater designed to entrench the sitting directors at the upcoming election and (2) potential insider trading by the Company's CEO. A "Demand properly seeks to investigate whether wrongful conduct occurred" where "the Demand describes a situation that could give rise to breaches of the duty of loyalty." *The Employees' Retirement System of Rhode Island v. Paramount Global*, C.A. No. 2024-0457-SEM (Del. Ch. Jan. 2025). Here, Ancora has a credible basis to suspect wrongdoing when (1) the Company has zero chance of obtaining CFIUS approval before the End Date but has nonetheless seeks review by the D.C. Circuit; (2) the CEO imposed a suspiciously well-timed and well-priced 10b5-1 plan that netted him $12 million from a Merger that was doomed to fail.

Ancora thus properly seeks books and records pertaining to the Proposed Merger transaction. *See Thorpe by Castleman v. CERBCO, Inc.*, 676 A.2d 436, 442 (Del. 1996) ("The fundamental proposition that directors may not compete with the corporation mandates the finding that [the controllers] breached the duty of loyalty."); *see also Lavin v. West Corp.*, 2017 WL 6728702, at *12-13 (Del. Ch. Dec. 29, 2017); *Mudrick Capital Mgmt., L.P. v. Globalstar, Inc.*, 2018 WL 3625680, at *9-10 (Del. Ch. July 30, 2018) (finding that the stockholder was entitled to documents in connection with a merger, including the process leading thereto, as such documents went to the "crux" of the stockholder's stated purposes of, among other things, investigating possible breaches of fiduciary duty, evaluating the fairness of the merger agreement, and the special committee's independence). Investigating self-interestedness of management and directors is also a proper purpose.

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Materials Requested

Ancora makes this demand for books and records directed to the Company under oath and affirms such demand to be true under penalty of perjury under the laws of the United States or any state. For each demand unless another relevant period is stated, Ancora demands the production of documents that have been created or distributed from March 1, 2023, through the present. Specifically, Ancora demands, to the extent they exist, the following books and records of the Company, and to make copies of extracts therefrom:

1. With respect to the Merger:

    (a) for the period from December 18, 2023, to the present, all Board Materials[1] and Executive Officer Materials[2] relating to: Company's deliberations, discussions and evaluation of options for the Merger Agreement in the event that CFIUS denies approval or the President enjoins the Merger, including without limitation, terminating the Merger Agreement, potential legal action, and the likelihood of success if any such legal action and the likelihood and potential for the Merger closing, including the merits of any review of that decision;

    (b) for the period from January 1, 2023 to the present, any discussions or agreements between Nippon and any Executive Officer or Director regarding any post-Merger involvement, employment, board position or other engagement;

    (c) All documents concerning conflicts of interest of the members of the Board, the Special Committee, and/or the Company's senior management, including, but not limited to documents reflecting any joint investments, co-investments, shared business ventures, jointly-owned assets, profit sharing agreements, and any other financial or business relationships by and between, on the one hand, the members of the Board and/or the Company's senior management, and, on the other hand, Nippon and any entities owned or controlled by it;

---

[1] The term "Board Material" used herein means all minutes, resolutions, or other records of any Board and/or regular or special committee meeting, and all documents provided, considered, discussed, prepared, or disseminated, including materials on board portals, in draft or final form, at, in connection with, in anticipation of, or as a result, of any meeting of the Board or any regular or specially created committee thereof, including, without limitation, all presentations, Board packages, recordings, agendas, summaries, memoranda, charts, transcripts, notes, minutes of meetings, drafts of minutes of meetings, exhibits distributed at meetings, or resolutions. "Board Material" also includes "Informal Board Material," which includes electronic communications between directors and the corporation's officers and senior employees. *See KT4 P'rs LLC v. Palantir Techs., Inc.*, 203 A.3d 738, 742, 753 (Del. 2019).

[2] The term "Executive Officer Materials" means all documents and communications, regardless of whether they were ever provided to the Board or any committee thereof, discussed by, created by, provided to, and/or sent by the Company's executive officers.

(d) All disclosure schedules to the Merger Agreement, including the Company Disclosure Letter and the Parent Disclosure Letter;

(e) All director questionnaires for current Company directors from the last three years, and all documents regarding their nomination and/or re-nomination to the Board; and

(f) Documents sufficient to show the net worth and annual income of each member of the Board.

2. With respect to potential insider trading, for the period starting January 1, 2023, through June 30, 2023, all Board Materials and Executive Officer Materials relating to:

(i) the Company's budget, plans, market value, private valuation (including asset value), projected future performance, projections;

(ii) Potential strategic opportunities, including without limitations, merger or acquisitions, strategic sales, investment opportunities involving the Company, sent to or from any potential bidders, including any valuation thereof;

(iii) Proposals, discussions with or any interaction or engagement with "Company A" and any other Company or Consortium regarding any potential engagement with the Company, or any potential transaction, including joint ventures, asset sales, or purchases of outstanding stock and related responses from the Company;

(iv) the Company's policy regarding insider trading; and

(v) Communications regarding Burritt's proposed or actual 10b5-1 plan and/or the Company's stock price, including text and email communications from Burritt and any senior officer involved in monitoring insider trading or 10b5-1 plans.

For purposes of the forgoing demand, Ancora requests that the Company provide or otherwise make available all additions, changes, and corrections to any of the requested information from the time of this demand to the time of any inspection.

To the extent that the requested records contain confidential information, Ancora is prepared to enter into a customary confidentiality agreement.

It is requested that the available information identified above be made available to the designated parties no later than February 26, 2025.

Ancora hereby designates and authorizes Lori Marks-Esterman of Olshan Frome Wolosky LLP, and any other persons designated by the foregoing, acting singly or in any combination, to conduct the inspection and copying herein requested. Pursuant to Section 220 of the DGCL, you are required to respond to this demand and produce the materials identified above within five business days after the demand has been made. Accordingly, please advise Lori Marks-Esterman (telephone (212) 451-2257, email: lmarksesterman@olshanlaw.com) as promptly as practicable within the requisite timeframe, when and where the items requested above will be made available to Ancora's agents. This demand complies with all applicable law. If, however, the Company contends that this demand is incomplete or is otherwise deficient in any respect, please notify

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Ancora immediately in writing, with a copy to Ms. Marks-Esterman, setting forth the facts that the Company contends support its position and specifying any additional information believed to be required. In the absence of such prompt notice, Ancora will assume that the Company agrees that this demand complies in all respects with the requirements of the DGCL. Ancora reserves the right to withdraw, modify or supplement this demand at any time.

[*signature page follows*]

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Very truly yours,

Ancora Catalyst Institutional, LP

By: Ancora Alternatives LLC, its investment advisor and general partner

By: Ancora Holdings Group, LLC, its sole member

By: _____

Name: Fredrick D. DiSanto
Title: Chairman and Chief Executive Officer

Enclosures.

cc: Andrew Freedman, Esq.
Lori Marks-Esterman, Esq.
Jacqueline Y. Ma, Esq.

AFFIDAVIT

State of ___Ohio___   )

) ss:

County of ___Cuyahoga___   )

Fredrick D. DiSanto, being sworn, states that:

         1.   I executed the foregoing letter, and the information and facts stated therein (including the information regarding Ancora Catalyst Institutional, LP's ownership and the purpose of this demand for inspection) is true and correct; and

         2.   Such demand for inspection is reasonably related to Ancora Catalyst Institutional, LP's interest as a stockholder and is not desired for a purpose which is in the interest of a business or object other than the business of United States Steel Corporation.

_____
Fredrick D. DiSanto

Subscribed and sworn to before me
this 17th day of February, 2025.

_____
Notary Public

My commission expires: __06/26/2027__

Laura A Lawless
Notary Public, State of Ohio
Commission #: 2022-RE-850765
My Commission Expires 06-26-2027

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POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS that the undersigned hereby constitutes, designates and appoints Lori Marks-Esterman of Olshan Frome Wolosky LLP, and any of her respective partners, associates, employees and any other persons designated by the foregoing or by the undersigned, as the undersigned's true and lawful attorney-in-fact and agent for the undersigned, and in the undersigned's name, place and stead, in any and all capacities, to conduct the inspection and copying of the information demanded in the enclosed stockholder inspection demand pursuant to Section 220 of the Delaware General Corporation Law, dated February 17, 2025.

IN WITNESS THEREOF, the undersigned has executed this instrument effective as of the 17th day of February, 2025.

Very truly yours,

Ancora Catalyst Institutional, LP

By: Ancora Alternatives LLC, its investment advisor and general partner

By: Ancora Holdings Group, LLC, its sole member

By: [signature]
Name: Fredrick D. DiSanto
Title: Chairman and Chief Executive Officer

STATE OF OHIO NOTARIAL SEAL

Subscribed and sworn to before me this 17th day of February, 2025.

[signature]
Notary Public

My commission expires: 06/26/2027

13

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Laura A Lawless
Notary Public, State of Ohio
Commission #: 2022-RE-850765
My Commission Expires 06-26-2027